SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

aFORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aviva plc

Directorate Change - Confirmation of Details Under Listing Rule 9.6.13

8 December 2014

Further to the announcement on 2 December 2014 that, subject to regulatory approval and successful completion of the acquisition, Andy Briggs will join the board of Aviva plc as an Executive Director and Chief Executive Officer of Aviva's UK & Ireland Life business, and that Sir Malcolm Williamson will become the Senior Independent Director of Aviva plc, we now confirm the following information under Listing Rule 9.6.13(1):

Andy Briggs is currently a Director and the Group Chief Executive of Friends Life Group Limited, having been appointed in March 2013.

Sir Malcolm Williamson is currently a Director and Chairman of Friends Life Group Limited, having been appointed in March 2013. Sir Malcolm was also Chairman of Signet Jewelers Limited from 2 September 2008 to 15 June 2012.

The proposed appointments are expected to become effective by the second quarter of 2015 subject to shareholder and regulatory approval of the conditions of the proposed acquisition and regulatory approval of these appointments.

In accordance with paragraphs 9.6.13(2) to (6) of the Listing Rules, there are no relevant details to disclose in respect of Sir Malcolm Williamson or Andy Briggs. As at the date of this announcement, Andy Briggs has a beneficial interest in 216 ordinary shares of Aviva plc.

This announcement is made in accordance with Listing Rule 9.6.13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 December, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary